UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission file number: 000-51380

SILICON MOTION TECHNOLOGY CORPORATION

(Translation of registrant’s name into English)

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

As previously disclosed, on May 5, 2022, Silicon Motion Technology Corporation, an exempted company with limited liability incorporated under the law of the Cayman Islands (“Silicon Motion”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MaxLinear, Inc., a Delaware corporation (“MaxLinear”), and Shark Merger Sub, an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly-owned subsidiary of MaxLinear (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Silicon Motion (the “Merger”), with Silicon Motion surviving the Merger as a wholly-owned subsidiary of MaxLinear.

The completion of the Merger is conditioned upon, among other things, the expiration or termination of the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act” and, such waiting period, the “HSR Waiting Period”). MaxLinear and Silicon Motion previously filed under the HSR Act, and the HSR Waiting Period expired at 11:59 p.m. ET on June 27, 2022. However, since the Merger was not consummated by June 27, 2023, clearance under the HSR Act has expired, and on June 28, 2023, MaxLinear and Silicon Motion re-filed under the HSR Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the Merger and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger and other events relating to the proposed Merger, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially,” “continue,” “could,” “seek,” “see,” “would,” “might,” “continue,” “target” or the negatives of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the anticipated closing of the Merger. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on Silicon Motion’s own information and information from other sources Silicon Motion believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the Merger may not be completed on the anticipated terms and timing, in a timely manner or at all, which may adversely affect Silicon Motion’s or MaxLinear’s respective business and the value of the ordinary shares, par value $0.01 per share, of Silicon Motion, Silicon Motion’s ADSs and shares of common stock, par value $0.0001, of MaxLinear (“MaxLinear Common Stock”); uncertainties as to the timing of the consummation of the Merger and the potential failure to satisfy the conditions to the consummation of the Merger, including the receipt of certain governmental and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’ businesses and other conditions to the completion of the Merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the Merger on Silicon Motion’s or MaxLinear’s respective business relationships, operating results, and business generally; expected benefits, including financial benefits, of the Merger may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Merger or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing business, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Merger or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ response to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market prices of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties’ operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Merger or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with COVID-19 and any public health crises, including, but not limited to, the emergence of variants to the original COVID-19 strain such as the Delta and Omicron variants and related private and public sector measures; Silicon Motion’s ability to provide a safe working environment for employees during any public health crises, including pandemics or epidemics; Silicon Motion’s and MaxLinear’s abilities to implement their business strategies; pricing trends, including Silicon Motion’s and MaxLinear’s abilities to achieve economies of scale; uncertainty as to the long-term value of MaxLinear Common Stock; restrictions during the pendency of the Merger that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; and the other risk factors discussed from time to time by Silicon Motion in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. SEC filings for Silicon Motion are available on Silicon Motion’s website at https://www.siliconmotion.com/investor. We assume no obligation to update any forward-looking statements, which apply only as of the date of this communication.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the Merger. The proxy statement of Silicon Motion and prospectus of MaxLinear has been sent or given to the securityholders of Silicon Motion and contain important information about the Merger and related matters. This communication is not a substitute for the proxy statement of Silicon Motion and prospectus of MaxLinear or any other document that may be filed or furnished by Silicon Motion or MaxLinear with the SEC or provided to Silicon Motion’s securityholders. Investors and securityholders are urged to read the proxy statement of Silicon Motion and prospectus of MaxLinear in its entirety and other relevant documents filed with or furnished to the SEC or provided to Silicon Motion’s securityholders in connection with the Merger or incorporated by reference therein because they contain important information about the Merger and the parties to the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Riyadh Lai

Name: Riyadh Lai
Title: Chief Financial Officer

Date: June 28, 2023